Exhibit 99.2

2Q 2018 Earnings Presentation 15 August 2018 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved and probable reserves, future production and income attributable to leasehold interests within the recently closed acquisition of 21,900 net acres for sale by Pioneer Natural Resources USA, Inc. Reliance Eagleford Upstream Holding LP, and Newpek, LLC (Asset) in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2018. The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of the Petroleum Resources Management System (SPE-PRMS) as required by the Australian Securities Exchange Listing Rule 5 - Additional Reporting on Mining and Oil & Gas Production and Exploration Activities. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilised proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, NYMEX strip (varying) WTI pricing US$59.36 in 2018, decreasing to $51.67 by 2023 and held constant thereafter and lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organisation's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2018 in the form and content in which they appear.

A Leading Pure Play Eagle Ford Producer

Premier Asset Base

- ~56,500 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 461 undrilled Tier-1 Eagle Ford locations represent 12+ years drilling inventory
- Proximity to Gulf Coast provides exposure to export market Brent/LLS pricing

Aggressive Development & Robust Growth Profile

- 30-40 wells per twelve months oil focused development plan drives significant growth in production, proved reserves, cash flow and net asset value
- Forecast 2019 production of 21,000-22,000 boe/d and EBITDAX of $250-275 MM

Significant Upside Potential

- 2P reserves of 170.7 MMboe and 2P PV-10 of $963.6 MM as at year end 2017[1]
- 1P & 2P reserves PV-10 values increase by $262 MM and $367 MM respectively at recent strip prices[2]
- Long term, fixed-price service contracts provide certainty and ability to control costs
- Additional upside through: production improvements, well and per unit cost savings (efficiencies of scale, self-sourcing of local sand, chemical cost reductions, process improvements such as batch drilling and zipper fracs etc), basin aggregation

Strong Balance Sheet and Liquidity Position

- ~$82 MM liquidity to support development program[3]
- Positive free cash flow anticipated by end of calendar year 2019[2]
- Net Debt to Trailing Twelve Months EBITDAX forecast to decrease to 2.0x by 31 December 2018[2] , with no debt maturities until 4Q 2022

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[3]:	$397 MM
Enterprise Value[3]:	$641 MM
12/31/17 2P PV-10 Value[1]:	$963.6 MM
2Q18 Production:	7,892 boe/d
% Crude Oil[4]:	54%
Proved Reserves[1]:	100.9 mmboe
% PDP Reserves[1]:	22.4%
Net Acreage:	56,500

	Production	
Product	**2Q18**	**1H18**
Oil (bbls)	370,549	735,790
Gas (mcf)	1,356,230	2,468,833
NGLs (bbls)	121,611	201,124
Total (boe)	**718,198**	**1,348,386**
Boe/d	**7,892**	**7,450**

(1) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing..
(2) Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing.
(3) Enterprise Value is Market Capitalization as of 14 August 2018 plus Net Debt Outstanding as of 30 June 2018 of $243.7 MM.
(4) Exclusive of prior period adjustments. 2Q18 oil cut was impacted due to certain oilier wells being temporarily shut-in for the installation of artificial lift and to facilitate the completion of offset wells. Oil production by volume for the month of July had returned to 63%.

Second Quarter 2018 Operational & Financial Results 2Q Production Second Quarter 2018 average net daily production of 7,892 boe/d Represents a 14% year-over-year increase compared to Second Quarter 2017 First Half 2018 average net daily production of 7,450 boe/d 2Q Financial Results Revenue of $27.4 MM, a 29% year-over-year increase compared to Second Quarter 2017 Adjusted EBITDAX of $9.4 MM, or a 34.2% Adjusted EBITDAX Margin Average second quarter prices realized excluding the impact of hedging and fixed price physical delivery contracts was $67.61 per barrel of oil, $2.21 per mmbtu of gas, and $22.37 per barrel of NGLs. On a blended basis, average pricing was $43.47 per Boe. Average second quarter prices received per barrel including the impact of hedges were $52.61 and per Boe was $35.69 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 $0 $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 Revenue (US$000s) Boe/d $0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 $20,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Adjusted EBITDAX (US$000s)

Successfully Executing Development Plan

Fixed-Price Service Contracts

- All contracts at fixed rates in-line with previously announced 2018 capital budget
- Executed one year and three month contracts for two built-to-suit 1500 horsepower Patterson walking rigs
- Contract being finalized for dedicated frac crew from major service provider through EOY 2019

Year to Date operations on track to deliver forecast 2018 production ramp

- Spud 18 wells (5 on legacy assets, 13 on newly acquired assets)
- 8 new wells brought onto production, 4 DUCs created
- Currently drilling a 4 well pad and a 2 well pad; in process of completing 2 well pad

Recent Activities

Well Name	County	Spud Date	Frac Start Date	IP Date	Completed Lat Length	30-Day IP Rate (boe/d)	% Oil	
Paloma Ranch 7H	McMullen	18-Jan-18	17-May-18	2-Jun-18	7,690'	1,345	62%	
Peeler Ranch 8HC	Atascosa	1-Mar-18	28-May-18	26-Jun-18	5,642'	484	92%	
Peeler Ranch 9HC	Atascosa	24-Mar-18	28-May-18	26-Jun-18	5,820'	446	93%	
Allen MCM 1HA	McMullen	21-Apr-18	6-Jul-18	14-Aug-18	8,015'	-	-	
Allen MCM 2HA	McMullen	13-May-18	6-Jul-18	14-Aug-18	8,234'	-	-	
Harlan Bethune 25H	Live Oak	7-May-18	24-Jul-18	13-Aug-18	4,973'	-	-	
Harlan Bethune 26H	Live Oak	11-May-18	22-Jul-18	13-Aug-18	4,161'	-	-	
Harlan Bethune 27H	Live Oak	13-May-18	22-Jul-18	13-Aug-18	3,469'	-	-	
Justin Tom 05H	Atascosa	17-Jun-18	-	-	-	-	-	Currently completing 2 well Justin Tom Pad
Justin Tom 06H	Atascosa	14-Jun-18	-	-	-	-	-	
Harlan Bethune 34H	Live Oak	25-Jun-18	3-Aug-18	16-Aug-18[(1)]	-	-	-	
Harlan Bethune 35H	Live Oak	22-Jun-18	3-Aug-18	16-Aug-18[(1)]	-	-	-	
James Keith Esse 06H	Live Oak	26-Jul-18	-	-	-	-	-	Currently drilling 4 well James Keith Esse Pad
James Keith Esse 07H	Live Oak	22-Jul-18	-	-	-	-	-	
James Keith Esse 08H	Live Oak	24-Jul-18	-	-	-	-	-	
James Keith Esse 09H	Live Oak	20-Jul-18	-	-	-	-	-	
Idylwood 04H	Live Oak	3-Aug-18	-	-	-	-	-	Currently drilling 2 well Idylwood Pad
Idylwood 05H	Live Oak	3-Aug-18	-	-	-	-	-	

(1) Internal Company estimate.

- 7 -

2018 and 2019 Summary Guidance[1]

Delivering Substantial Operational and Financial Growth Over the Next 18 Months

	2Q 2018	First Half 2018	Full Year 2018	Full Year 2019
Average Net Production (boe/d):	7,000 - 7,500 ✓	7,000 - 7,500 ✓	9,000 - 10,000	21,000 - 22,000
Capital Expenditures:	$35 - 40 MM ✓	$43 - 48 MM ✓	$175 - 190 MM	$200 - 220 MM
EBITDAX:	$12.5 - 14.5 MM	$20 - 28 MM ✓	$100 - 110 MM	$250 - 275 MM
LOE per boe[1]:	$12.00 - 13.00 ✓	$11.50 - 12.50 ✓	$9.50 - 10.50	$7.50 - 8.50
Cash G&A per boe:	$6.50 - 7.00 ✓	$6.50 - 7.00 ✓	$4.50 - 5.50	$3.50 - 4.00
Wells Spudded:	8 ✓	11 ✓	30 - 35	35 - 40
IP Wells:	3 ✓	3 ✓	22	37

- Sundance exceeded second quarter 2018 production guidance and met top end of guidance range for the first half of the year
- Sundance met First Half 2018 EBITDAX guidance
- Development plan is on track, with 12 wells spudded and 3 wells brought online in 1H18
- LOE per Boe expenses are expected to be elevated in the near term as a result of the utilization of Pioneer's existing midstream contracts for acquired existing production
- LOE per Boe expenses will decrease as additional production from the acquired assets comes online and flows through the new marketing contracts at the new, lower market rates

(1) All guidance figures based upon internal Company estimates using Strip NYMEX pricing as of 14 May 2018.

- 8 -

Crude Hedge Contracts(1) Weighted-Avg. Pricing Year Bbl Bbl/d Floor Ceiling 2018 810,500 5,297 $64.77 $68.73 2019 1,937,000 5,307 $59.74 $65.91 2020 1,266,000 3,468 $53.36 $59.09 2021 612,000 1,677 $48.49 $59.23 2022 528,000 1,447 $45.68 $60.83 2023 160,000 438 $40.00 $63.10 Total 5,313,500 $55.70 $63.36 Gas Hedge Contracts(1) Weighted-Avg. Pricing Year Mcf Mcf/d Floor Ceiling 2018 1,055,000 6,895 $2.84 $3.08 2019 1,932,000 5,293 $2.75 $3.18 2020 1,536,000 4,208 $2.65 $2.70 2021 1,200,000 3,288 $2.66 $2.66 2022 1,080,000 2,959 $2.69 $2.69 2023 240,000 658 $2.64 $2.64 Total 7,043,000 $2.71 $2.88 Gas Hedges(1) Proactive Hedging Program Provides Downside Protection All figures representative of Sundance’s hedge book through 2023 as at 15 August 2018. Hedging covers ~63% of 2018 and ~39% of 2019 forecast oil production(1) Gas Hedges(1) Oil Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 2018 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 2018 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

High Quality Asset Base with Material Inventory 12+ years of Tier-1 drilling inventory(2) with $963.6 MM of 2P PV10 as at year end 2017(1) 1P & 2P reserves PV-10 values increase by $262 MM and $367 MM respectively at recent strip prices(2) Highly attractive single well economics (65%+ IRR or higher) across assets at existing commodity prices(2) Robust strong Oil-Weighted Development Activity 30 – 40 well per twelve month period drilling program Development plan on track with 12 wells drilled and 8 wells brought online year to date Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Long term fixed-price contracts executed for rigs and being finalized for dedicated frac crew provide certainty and cost savings Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Ample Liquidity, Strong Balance Sheet & Rapid Deleveraging Fully funded capital program drives 2019 production to 21,000-22,000 boe/d and EBITDAX to $250-$275 MM(2) No debt maturities through late 2022, projected growth drives Debt-to-EBITDAX below 2.0x in 2019(3) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2017 based on NYMEX strip pricing. Per internal Company estimates as at 1 July 2018 using 2 July 2018 Strip NYMEX pricing. Assumes Net Debt as of 30 June 2018 of $243.7 MM and relies upon Internal Company estimates using Strip NYMEX pricing as of 14 May 2018. Investment Highlights